UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Letter to Sales Team — June 4, 2009

To the Worldwide Sales and Services Team,

Today is a monumental day for Wind River and for our customers – and you need to do everything you can to ride this wave by reaching out to your customers (especially those using non-Intel hardware) and reiterate the following six points:

1.	Our strategy is not changing. We will continue to be the ubiquitous embedded OS and tools provider, leaving no hardware vendors out in the cold. We will continue supporting the hardware our customers dictate they want. Period.

2.	No other embedded vendor has the breadth of our hardware and software ecosystem, and that will not change.

3.	As a wholly owned subsidiary of Intel, we expect the amount of R&D spend to only increase, further solidifying our industry position as the embedded software leader – now, and well into the future.

4.	Wind River VxWorks and Wind River Linux platforms remain pillars of our strategy and growth aspirations.

5.	Our development tools will continue to differentiate us, and those offerings will absolutely expand given the wealth of Intel tools and compilers soon to be available as part of your arsenal.

6.	Professional Services will continue to be a growth engine for us. Both our product-enabling services targeted at all semiconductor hardware, and our deep-stack, mobile and auto infotainment solutions.

And with this acquisition, we will have direct access to the immense resources of Intel to further increase the pace of progress and software innovation on Intel’s platforms.

Let me emphasize ‘customer-chosen hardware.’ It is important that we remain neutral through the hardware selection process – the relationships we have built with all our semiconductor partners will endure and prosper. Make sure your customers understand that.

To help with sales outreach this week, I am attaching approved email copy—including a legal disclaimer—for your customer outreach efforts, and a copy of the press release.

All of these materials will be available on Sales Enablement later today at http://sales.wrs.com.

I want all Account Managers and GAM’s to take the initiative and lead the effort in reaching out to all of our customers immediately, to ensure that every single one of our customers understands the positive, transformative nature of this announcement.

Many Thanks,

Damian

# # #

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.